Exhibit B.I – Report on the Changes to the company’s bylaws

(as exhibit 11 of CVM Instruction 481/09)

CURRENT ARTICLES OF THE BYLAWS	PROPOSED CHANGES (IN MARKS)	JUSTIFICATION
CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES
Article 5 – The capital stock is of R$ 57,798,844,242.20, divided into 15,726,842,297 nominative common shares, without par value.	Article 5 – The capital stock is of R$ ~~57,798,844,242.20~~57,899,072,773.68, divided into ~~15,726,842,297~~15,735,117,965 nominative common shares, without par value.	Amendment to reflect the capital increases approved by the Company's Board of Directors, within the authorized capital limit until the date of the general meeting.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 8 – The Board of Directors may~~,~~ also, within the limit of the authorized capital, (i) based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control; (ii) approve the capital increase by capitalizing profits or reserves, with or without the issuance of new shares; and (iii) resolve on the issuance of subscription bonus or debentures convertible into shares.

Amendment to expressly refer to other hypotheses for using the  authorized capital limit by the Board of Directors, such as the capitalization of profits or reserves and the issuance of subscription bonuses or debentures convertible into shares, as provided for in the Law 6,404/76.

CHAPTER III SHAREHOLDERS’ MEETINGS	CHAPTER III SHAREHOLDERS’ MEETINGS
Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 11 – Shareholders’ Meetings shall be convened and presided over by the Chairman or one of the Co-Chairmen of the Board of Directors, as applicable, or person appointed by them, who may designate up to two secretaries.

Amendment due to the possibility of having a single Chairman of the Board of Directors, according to the proposed change to Article 17 of the Company's Bylaws ("Bylaws").

CHAPTER IV MANAGEMENT OF THE COMPANY	CHAPTER IV MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

No correspondence in the current Bylaws (new paragraph).

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)               he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)              he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)               he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)              he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)               he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)               he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in ~~Article~~article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 ~~-~~– The Board of Directors will be composed, in its majority, by external members, that is, directors without current, employment or management relationship, with the Company, who may or may not be considered independent members, observed the provisions of paragraph 5 of this article 15.

Paragraph 4 – The offices of Chairman or Co-Chairmen of the Board of Directors, as applicable, and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph ~~4~~5 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)             he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)             he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)             he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly~~-~~ Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)             he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly~~-~~ Controlled Company, as per item (c) above;

e)             he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly~~-~~ Controlled Company;

f)              he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly~~-~~ Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph ~~5~~6 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this ~~Article~~article.

Amendment to provide the Company's Board of Directors will be composed, in its majority, by external members, in accordance with the recommendations of the Brazilian Corporate Governance Code and with the practice already observed by the Company.

Amendment due to the possibility of having a single Chairman of the Board of Directors, according to the proposed change to article 17 of the Bylaws.

SECTION I BOARD OF DIRECTORS	SECTION I BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to eleven (11) sitting members, with two (2) to eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Article 16 – The Board of Directors shall be composed of ~~three~~five (~~3~~5) to eleven (11) sitting members, with two (2) to eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Amendment of the minimum number of effective members who must integrate the Board of Directors from 3 to 5, in order to ensure such body has a composition that allows it to maintain the quality and diversity of points of view in its discussions.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 17 - The Board of Directors shall have one Chairman or two (2) Co-Chairmen, ~~with~~as defined by the vote of the majority of its members, and, in the case of Co-Chairmen, this must be done in a shared manner, with both Co-Chairmen having identical prerogatives and duties~~, who shall~~. The Chairman or Co-Chairmen of the Board of Directors, as applicable, will be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Amendment to provide for the possibility of having, as an alternative to the model of co-chairmen of the Board of Directors, a single Chairman, giving the directors freedom to choose the composition that is most appropriate for the time of the Company.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by the Chairman or any of its Co-Chairmen, as applicable, or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Amendment due to the possibility of having a single Chairman of the Board of Directors, according to the proposed change to article 17 of the Bylaws.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, ~~none~~neither the Chairman nor any of the Co-Chairmen, as applicable, shall have the casting vote, but only their own personal votes.

Update of the spelling of words and changes due to the possibility of having a single Chairman of the Board of Directors, according to the proposed change to article 17 of the Bylaws.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)              establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)              approve the annual investment budget of the Company;

c)              approve the three-year strategic plan of the Company;

d)              elect and dismiss the Company's Officers, and set their attributions;

e)              supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)               attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)              define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)              appoint the Company's independent auditors;

i)               resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)               provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)              submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)               call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)            approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)              approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)              approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)              approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)              approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)               approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)               resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)               resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)              authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)              resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)             resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)              authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)              perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)              resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)            establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)            approve the annual investment budget of the Company;

c)            approve the three-year strategic plan of the Company;

d)            elect and dismiss the Company's Officers, and set their attributions;

e)            supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)             attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)            define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)            appoint the Company's independent auditors;

i)             resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)             provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)            submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)             call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)          approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)            approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)            approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)            approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except (i) for the agreements entered into between the Company and its fully controlled companies, or (ii) in the event of licensing of brands to be used in gifts, ~~advertising~~ accessory materials connected to such brands, or disclosure in events ~~for periods under three~~, or yet (~~3~~iii) ~~years~~for agreements in which the licensing of brands is an accessory element to the execution of its main purpose (provided they do not depend on the approval of the Board of Directors for any other reason provided in this article 21);

q)            approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)             approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions, except in the case of agreements entered into between the Company and its fully controlled companies;

s)             resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)             resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)            authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)            resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)           resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)            authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this ~~Article~~article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)            perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)            resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Adjustment to the list of matters subject to prior approval by the Board of Directors, in order to exclude those that, given their relevance and potential impact on the Company's operation and results, should be within the competence of the Company's Officers.

SECTION II BOARD OF EXECUTIVE OFFICERS	SECTION II BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Commercial Vice President Officer, (iii) one shall be the Sales ~~Executive~~Vice President Officer, (~~iii~~iv) one shall be the People and Management ~~Executive~~Vice President Officer, (~~iv~~v) one shall be the Logistics ~~Executive~~Vice President Officer, (~~v~~vi) one shall be the Marketing ~~Executive~~Vice President Officer, (~~vi~~vii) one shall be the Industrial ~~Executive~~Vice President Officer, (~~vii~~viii) one shall be the Chief Financial and Investor Relations Officer, (~~viii~~ix) one shall be the ~~General Counsel, (ix) one shall be the Soft Drinks Executive~~Legal Vice President Officer, (x) one shall be the ~~Corporate Affairs Executive~~Non-Alcoholic Beverages Vice President Officer, (xi) one shall be the ~~Shared Services and~~Compliance Vice President Officer, and (xii) one shall be the Information Technology ~~Executive~~Vice President Officer~~,~~ and (~~xii~~xiii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Assignment of new names to the positions of the Executive Board and creation/exclusion of positions of Vice-President Directors to reflect a new organizational structure.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
Article 24 – It is the Chief Executive Officer’s responsibility to:	Article 24 – It is the Chief Executive Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
No correspondence in the current Bylaws (new paragraph).

Article 25 – It is the ~~Sales Executive~~Commercial Vice President Officer’s responsibility to:

a)          be responsible for the direction, strategic planning and control of the Company's     sales and marketing areas; and

b)          exercise the other prerogatives conferred upon it by the Board of Directors.

Inclusion of the competence details attributed to the new position of Commercial Vice President Officer.
Article 25 – It is the Sales Executive Officer’s responsibility to: (...)	Article 26 – It is the Sales Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
Article 26 – It is the People and Management Executive Officer’s responsibility to: (...)	Article ~~26~~27 – It is the People and Management ~~Executive~~Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
Article 27 - It is the Logistics Executive Officer’s responsibility to: (...)	Article ~~27~~28 - It is the Logistics ~~Executive~~Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
Article 28 - It is the Marketing Executive Officer’s responsibility to: (...)	Article ~~28~~29 - It is the Marketing ~~Executive~~Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.

Article 29 – It is the Industrial Executive Officer’s responsibility to: (...)	Article ~~29~~30 – It is the Industrial ~~Executive~~Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)            manage and respond for the budget control of the Company;

b)            provide managerial and financial information;

c)            be responsible for the control over the cash flow and financial investments of the Company;

d)            provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)            maintain the registration of the Company as an openly-held company updated; and

f)             exercise the other prerogatives conferred upon it by the Board of Directors.

Article ~~30~~31 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)             manage and respond for the budget control of the Company;

b)            provide managerial and financial information;

c)             be responsible for the control over the cash flow and financial investments of the Company;

d)            provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to ~~BM&FBOVESPA~~B3 S.A. ~~–~~- Brasil, Bolsa ~~de Valores, Mercadorias e Futuros~~, Balcão;

e)             maintain the registration of the Company as an openly~~-~~ held company updated; and

f)             exercise the other prerogatives conferred upon it by the Board of Directors.

Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws and update to the corporate name of the Brazilian Stock Exchange.

Article 31 - It is the General Counsel’s responsibility to: (...)	Article ~~31~~32 - It is the ~~General Counsel’s~~Legal Vice President Officer responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.
Article 32 – It is the Soft Drinks Executive Officer’s responsibility to: (...)	Article ~~32~~33 – It is the ~~Soft Drinks Executive~~Non-Alcoholic Beverages Vice President Officer’s responsibility to: (...)	Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a)                   respond for the external communication, as well as the Company’s corporate and governmental relations; and

b)                   exercise the other prerogatives conferred upon it by the Board of Directors.

Article ~~33~~34 – It is the ~~Corporate Affairs Executive~~Compliance Vice President Officer’s responsibility to:

a)           implement, manage and operationalize the Company's compliance program,    ensuring compliance, effectiveness and continuous improvement;

b)           investigate any allegations of violations to the Company's compliance program; and

c)           exercise the other prerogatives conferred upon it by the Board of Directors.

Paragraph 1 –  It is granted to the Compliance Vice-President Officer, in the exercise of his/her duties, direct access to the Board of Directors.

Adjustment to reflect the new organizational structure of the Executive Board, as proposed in article 22 of the Bylaws, including competence  details attributed to the new position of  Compliance Vice President Officer.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a)       respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b)       exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is the Information Technology Vice President Officer’s responsibility to:

a)       respond for the ~~external communication, as well as~~direction, planning and control of the information technology sector of the Company~~’s corporate and governmental relations~~; and

b)       exercise the other prerogatives conferred upon it by the Board of Directors.

Adjustment in the name of the positions of the Executive Board due to the proposed amendment to article 22 of the Bylaws and in the competence of the Information Technology Vice President Officer, who is no longer responsible for shared services.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article ~~35~~36 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article renumbering.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Article ~~36~~37 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Article renumbering.
CHAPTER V FISCAL COUNCIL	CHAPTER V FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Article ~~37~~38 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Article renumbering.
Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.	Article ~~38~~39 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.	Article renumbering.

CHAPTER VI FISCAL YEAR, BALANCE SHEET AND RESULTS	CHAPTER VI FISCAL YEAR, BALANCE SHEET AND RESULTS
Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.	Article ~~39~~40 – The fiscal year shall have the duration of one year~~,~~ and shall end on the last day of December of each year.	Article renumbering.
Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.	Article ~~40~~41 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.	Article renumbering.
Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.	Article ~~41~~42 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.	Article renumbering.
CHAPTER VII LIQUIDATION, WINDING-UP AND EXTINGUISHMENT	CHAPTER VII LIQUIDATION, WINDING-UP AND EXTINGUISHMENT
Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.	Article ~~42~~43 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.	Article renumbering.
CHAPTER VIII GENERAL PROVISIONS	CAPÍTULO VIII DISPOSIÇÕES GERAIS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Article ~~43~~44 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Article renumbering.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.	Article ~~44~~45 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.	Article renumbering.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Article ~~45~~46 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Article renumbering.

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